Michael Page International
Corporate Office, Page House, 1 Dashwood Lang Road,
The Bourne Business Park, Addlestone, Weybridge, Surrey KT15 2QW
t 01932 264 000 f 01932 264 297
e groupaccounts@michaelpage.com

21 November 2008

File No. 82-5162

Mary Cascio
Securities and Exchange Commission
Office of International Corporate Finance
Room 3094 (Stop 3-2)
450 Fifth Street NW
Washington DC 20549
USA

[redacted]

08006074

Dear Ms Cascio

Michael Page International plc – Rule 12g3-2(b) Exemption

For the purposes of the above Company's on-going reporting obligations under the above exemption, I enclose a copy of the following submissions:-

1. Holding(s) in Company
2. Notifications of Interest
3. Total Voting Rights
4. Holding(s) in Company
5. Transaction in own shares- 500,000
6. Transaction in own shares- 750,000
7. Transaction in own shares- 300,000
8. Transaction in own shares- 220,000
9. Transaction in own shares- 410,435

This information is being furnished pursuant to Rule 12g3-2(b) of the Securities Exchange Act 1934.

Yours sincerely

Kelvin Stagg
Group Financial Controller
Direct Line 01932 264141
kelvinstagg@michalepage.com

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Company	Michael Page Intl
TIDM	MPI
Headline	Holding(s) in Company
Released	16:09 16-Oct-08
Number	0395G16

Michael Page
INTERNATIONAL

RNS Number : 0395G
Michael Page International PLC
16 October 2008

For filings with the FSA include the annex
For filings with issuer exclude the annex

TR-1: Notifications of Major Interests in Shares

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:	MICHAEL PAGE INTERNATIONAL PLC

2. Reason for notification (yes/no)	
An acquisition or disposal of voting rights	Ye:
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	
An event changing the breakdown of voting rights	
Other (please specify):____________	

3. Full name of person(s) subject to notification obligation:	1. Lone Pine Capital LLC. 2. Stephen F. Mandel Jr.

4. Full name of shareholder(s) (if different from 3):	Morgan Stanley & Co.
5. Date of transaction (and date on which the threshold is crossed or reached if different):	14 October 2008
6. Date on which issuer notified:	15 October 2008
7. Threshold(s) that is/are crossed or reached:	Below 6%

8: Notified Details

A: Voting rights attached to shares

Class/type of shares If possible use ISIN code	**Situation previous to the triggering transaction**		**Resulting situation after the triggering**			
	Number of shares	**Number of voting rights**	**Number of shares**	**Number of voting rights**		**Pe vo**
				Direct	**Indirect**	**Di**
GB0030232317	21,108,185	21,108,185	18,608,185		18,608,185	

B: Financial Instruments

Resulting situation after the triggering transaction

Type of financial instrument	**Expiration date**	**Exercise/ conversion period/date**	**No. of voting rights that may be acquired (if the instrument exercised/converted)**	**Percent voting**

Total (A+B)

Number of voting rights	**Percentage of voting rights**
18,608,185	5.78%

9. Chain of controlled undertakings through which the voting rights and financial instruments are effectively held, if applicable:
Lone Pine Capital LLC is the investment manager to several funds which indi hold shares in the issuer. Stephen F. Mandel Jr. is the Managing Member of l Pine Capital LLC and in such capacity is able to direct its operations.

Proxy Voting:	
10. Name of proxy holder:	
11. Number of voting rights proxy holder will cease to hold:	
12. Date on which proxy holder will cease to hold voting rights:	

13. Additional information:	
14 Contact name:	Jeffrey Wechselblatt Lone Pine Capital LLC Two Greenwich Plaza Greenwich, Connecticut 06830 USA
15. Contact telephone number:	+ 1 203 618 7826

For notes on how to complete form TR-1 please see the FSA website.

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Free annual report

Michael Page
INTERNATIONAL

Company	Michael Page Intl
TIDM	MPI
Headline	Director/PDMR Shareholding
Released	16:01 04-Nov-08
Number	4342H16

RNS Number : 4342H
Michael Page International PLC
04 November 2008

Michael Page International plc

4 November 2008

Notification of Interests

The Michael Page Employees' Benefit Trust ("EBT") has purchased a total of 500,000 Ordinary shares on 28 October 2008 at a price of 170.0 pence per share. The shares held in the EBT are intended to be used to satisfy future awards made under the Company's Long term Incentive Plan and Deferred Bonus Plan.

The EBT is a discretionary trust for the benefit of employees of Michael Page International plc and its subsidiaries and is registered in the name of UBS Trustees (Jersey) Ltd.

The Executive Directors of Michael Page International plc are included as potential beneficiaries under the EBT and are deemed to be interested in those shares and the dealings thereof.

Following these

transactions, the EBT holds 3,310,645 Ordinary Shares on which dividends are waived and are treated as non dilutive. 547,668 Ordinary Shares remain unallocated in the EBT being 0.2% of the issued share capital.

This announcement is made in accordance with DTR 3.1.2R.

Michael Page International plc
Kelvin Stagg, Company Secretary 01932 264141

Financial Dynamics
Richard Mountain 020 7269 7291

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Company	Michael Page Intl
TIDM	MPI
Headline	Total Voting Rights
Released	10:14 31-Oct-08
Number	1326H10

RNS Number : 1326H
Michael Page International PLC
31 October 2008

Michael Page International plc

In conformity with the Transparency Directive's transitional provision 6 we would like to notify the market of the following:

As at the date of this announcement, Michael Page International plc's capital consists of 318,905,161 ordinary shares with voting rights. No ordinary shares are held in Treasury.

Therefore, the total number of voting rights in Michael Page International plc is 318,905,161.

The above figure of 318,905,161 may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Michael Page International plc, under the FSA's Disclosure and Transparency Rules.

This information is provided by RNS
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solely to the persons and countries specified therein should not be relied upon other than by such persons and/or outside the specified countries. Terms and conditions, including restrictions on use and distribution apply.

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Michael Page
INTERNATIONAL

Company	Michael Page Intl
TIDM	MPI
Headline	Holding(s) in Company
Released	17:51 28-Oct-08
Number	8887G17

RNS Number : 8887G
Michael Page International PLC
28 October 2008

For filings with the FSA include the annex
For filings with issuer exclude the annex

TR-1: Notifications of Major Interests in Shares

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:	Michael Page International

2. Reason for notification (yes/no)	
An acquisition or disposal of voting rights	Yes
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	No
An event changing the breakdown of voting rights	No
Other (please specify):______________	No

3. Full name of person(s) subject to notification obligation:	Wellington Management Company
4. Full name of shareholder(s) (if different	Goldman Sachs International

from 3):	JP Morgan Chase Nominees Limite Mellon Nominees (UK) Ltd. State Street Nominees Limited
5. Date of transaction (and date on which the threshold is crossed or reached if different):	27 October 2008
6. Date on which issuer notified:	28 October 2008
7. Threshold(s) that is/are crossed or reached:	5%

8: Notified Details

A: Voting rights attached to shares

Class/type of shares If possible use ISIN code	**Situation previous to the triggering transaction**		**Resulting situation after the triggering**			
	Number of shares	**Number of voting rights**	**Number of shares**	**Number of voting rights**		**Pe vot**
				Direct	**Indirect**	**Dir**
GB00302323177 Ordinary Shares	16,203,315	16,203,315	15,047,409		15,047,409	

B: Financial Instruments

Resulting situation after the triggering transaction

Type of financial instrument	**Expiration date**	**Exercise/ conversion period/date**	**No. of voting rights that may be acquired (if the instrument exercised/converted)**	**Percent voting r**

Total (A+B)

Number of voting rights	**Percentage of voting rights**

15,047,409	4.72%

9. Chain of controlled undertakings through which the voting rights and financial instruments are effectively held, if applicable:
Goldman Sachs International - 1,281,633 shares JP Morgan Chase Nominees Limited - 1,700,215 shares Mellon Nominees (UK) Ltd. - 3,134,563 shares State Street Nominees Limited - 8,930,998 shares

Proxy Voting:	
10. Name of proxy holder:	
11. Number of voting rights proxy holder will cease to hold:	
12. Date on which proxy holder will cease to hold voting rights:	

13. Additional information:	
14 Contact name:	Robert J. Toner
15. Contact telephone number:	(617) 790-7084

For notes on how to complete form TR-1 please see the FSA website.

This information is provided by RNS
The company news service from the London Stock Exchange

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Regulatory Announcement

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Company	Michael Page Intl
TIDM	MPI
Headline	Transaction in Own Shares
Released	17:41 27-Oct-08
Number	8020G17

Michael Page
INTERNATIONAL

RNS Number : 8020G
Michael Page International PLC
27 October 2008

Headline: Transaction in own shares

The Company purchased for cancellation on 27th October 2008 500,000 ordinary shares at a price of 170.0 pence per share. Following the cancellation of these shares, the outstanding issued share capital of the Company will be 318,905,161 ordinary shares with voting rights.

Following the above purchase, Michael Page International plc holds no ordinary shares as treasury shares.

Therefore, the total number of shares with voting rights in Michael Page International plc is be 318,905,161.

The above figure be 318,905,161 may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Michael Page International plc under the FSA's Disclosure and Transparency Rules.

This information is provided by RNS
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Company	Michael Page Intl
TIDM	MPI
Headline	Transaction in Own Shares
Released	17:26 24-Oct-08
Number	6947G17

Michael Page
INTERNATIONAL

RNS Number : 6947G
Michael Page International PLC
24 October 2008

Headline: Transaction in own shares

The Company purchased for cancellation on 24th October 2008 750,000 ordinary shares at a price of 179.8 pence per share. Following the cancellation of these shares, the outstanding issued share capital of the Company will be 319,405,161 ordinary shares with voting rights.

Following the above purchase, Michael Page International plc holds no ordinary shares as treasury shares.

Therefore, the total number of shares with voting rights in Michael Page International plc is be 319,405,161.

The above figure be 319,405,161 may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Michael Page International plc under the FSA's Disclosure and Transparency Rules.

This information is provided by RNS
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Free annual report

Company	Michael Page Intl
TIDM	MPI
Headline	Transaction in Own Shares
Released	18:48 23-Oct-08
Number	5946G18

Michael Page INTERNATIONAL

RNS Number : 5946G
Michael Page International PLC
23 October 2008

Headline: Transaction in own shares

The Company purchased for cancellation on 23rd October 2008 300,000 ordinary shares at a price of 188.4 pence per share. Following the cancellation of these shares, the outstanding issued share capital of the Company will be 320,155,161 ordinary shares with voting rights.

Following the above purchase, Michael Page International plc holds no ordinary shares as treasury shares.

Therefore, the total number of shares with voting rights in Michael Page International plc is 320,155,161.

The above figure be 320,155,161 may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Michael Page International plc under the FSA's Disclosure and Transparency Rules.

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Company	Michael Page Intl
TIDM	MPI
Headline	Transaction in Own Shares
Released	17:29 22-Oct-08
Number	4899G17

Michael Page INTERNATIONAL

RNS Number : 4899G
Michael Page International PLC
22 October 2008

Headline: Transaction in own shares

The Company purchased for cancellation on 22nd October 2008 220,000 ordinary shares at a price of 194.78 pence per share. Following the cancellation of these shares, the outstanding issued share capital of the Company will be 320,455,161 ordinary shares with voting rights.

Following the above purchase, Michael Page International plc holds no ordinary shares as treasury shares.

Therefore, the total number of shares with voting rights in Michael Page International plc is be 320,455,161.

The above figure be 320,455,161 may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Michael Page International plc under the FSA's Disclosure and Transparency Rules.

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Company	Michael Page Intl
TIDM	MPI
Headline	Transaction in Own Shares
Released	17:21 17-Oct-08
Number	1621G17

Michael Page INTERNATIONAL

RNS Number : 1621G
Michael Page International PLC
17 October 2008

Headline: Transaction in own shares

The Company purchased for cancellation on 17th October 2008 410,435 ordinary shares at a price of 183.20 pence per share. Following the cancellation of these shares, the outstanding issued share capital of the Company will be 320,675,161 ordinary shares with voting rights.

Following the above purchase, Michael Page International plc holds no ordinary shares as treasury shares.

Therefore, the total number of shares with voting rights in Michael Page International plc is 320,675,161.

The above figure 320,675,161 may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Michael Page International plc under the FSA's Disclosure and Transparency Rules.

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